SAMSON OIL & GAS ADVISES ON EVERETT 1-15H & EARL 1-13H WELLS IN WILLIAMS COUNTY, ND.

Denver 1700 hours May 19th, 2011, Perth 0700 hours May 20th.

Everett #1-15H (31% working interest)

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that today the Everett #1-15H well has landed in the middle member of the Mississippian Bakken Formation at a total vertical depth of 11,147 feet.  While drilling into the middle member, significant levels of oil and gas shows were recorded.  Production casing will now be run in the hole and cemented in preparation to drill the 5,500 foot horizontal lateral.

The Everett #1-15H well is located in Township 154N, Range 99W, Section 15 in Williams County, North Dakota. The Everett #1-15H well is Samson’s sixth Bakken well in the North Stockyard Field.  Based on the previous wells drilled by the operator, the Everett #1-15H well is expected to take approximately 17 days to drill.

Earl #1-13H (32% working interest)

The drilling of the frac isolation plugs continues to experience delays due to weather and operational issues. It has been necessary to bring in a coiled tubing unit to aid in the previously reported recovery operation.  This operation commenced this morning and should enable the tubing string to be cut and then recovered. The well, which has been flowing when operationally possible, has produced approximately 9,500 bbls of oil to date.

The Earl #1-13H well is located in Township 154N, Range 99W, Section 13 in Williams County, North Dakota

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 269 million options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$2.77 per ADS on May 19th, 2011 the company has a current market capitalization of approximately US$275 million.  Correspondingly, based on the ASX closing price of A$0.135 on May 19th, 2011, the company has a current market capitalization of A$266 million.  The options have been valued at their closing price of A$0.125 on May 19th, 2011 and translated to US$ at the current exchange of 1.06 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED
For further information please contact, Terry Barr, CEO on
303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.